STRUCTURED INVESTMENTS

Opportunities in Currencies	Free Writing Prospectus Registration Statement No. 333-131266 Dated October 24, 2007 Filed Pursuant to Rule 433

This material is not a product of Morgan Stanley’s Research Department and you should not regard it as a research report.

INVESTMENT IN CURRENCIES

THE FOREIGN EXCHANGE MARKET

EXCHANGE RATES

ACCESSING CURRENCIES WITH STRUCTURED INVESTMENTS

– Implementing Currency Views with Principal Protection at Maturity

THE CARRY TRADE

ACCESSING CARRY WITH STRUCTRED INVESTMENTS

– Implementing a Currency Yield Enhancement Strategy with Principal Protection at Maturity

CURRENCY RISK CONSIDERATIONS

SELECTED STRUCTURED INVESTMENT RISK CONSIDERATIONS

Investing in Currencies

Investors looking to diversify their exposure
to US dollars, potentially to profit from a view
on currencies, or to improve the diversification
of a traditional stock and bond portfolio
may consider investing in currency-linked
Structured Investments.

Accessing currencies and implementing currency-based
strategies effectively can be difficult for individual investors.

As a global leader in foreign exchange markets and
Structured Investments, Morgan Stanley can provide
access for individual investors to some of the currency
strategies used by institutional investors. Furthermore,
Morgan Stanley Structured Investments can enhance
an investment strategy by incorporating benefits such as
leverage participation or principal protection at maturity.

The Foreign Exchange Market

Activities in the foreign exchange market can be split into three categories: currency conversion, hedging and investing.

Currency Conversion
Conversion services are used by companies, governments and investors who buy and sell products and services abroad.

Hedging
Businesses, banks and sophisticated individuals use foreign exchange to provide a hedge for foreign-denominated receipts, bonds and equities, hence protecting investment returns from foreign currency flucuations.

Investing
The majority of transactions are made by institutional investors speculating on exchange rate movements and seeking to profit from such movements or to diversify a portfolio.

Key Terms

Interest Rate
The rate paid to borrow money or, conversely, the yield
generated by lending money.

Exchange Rate
The value of one currency in units of another currency,
or the rate at which one currency can be exchanged
for another.

Spot Rate
The exchange rate contracted for immediate delivery.

Forward Rate
The exchange rate contracted for delivery some time
in the future.

Forward Discount/Premium
The difference between the forward and spot exchange
rates for a currency pair, expressed as a percentage of
the spot exchange rate. This difference can be negative
(a forward discount) or positive (a forward premium).

Interest Rate Parity
The theory that states that the difference between a
currency pair’s spot and forward rates should equal the
interest rate differential between the two countries.
If Interest Rate Parity were to hold true, forward rates
would accurately predict future spot rate changes,
given interest rate differentials, and investors would be
indifferent to a currency’s interest rate.

Forward Rate Bias
The observed tendency of forward rates to predict future
spot rate changes incorrectly, contrary to the principle of
Interest Rate Parity. Actual currency movements tend to
be smaller than the forward premium or discount implies.
In other words, forward contracts trading at a forward
premium (predicting future spot rates will be greater than
current spot rates) tend to predict more appreciation than
actually occurs. Conversely, forward contracts trading
at a forward discount (predicting future spot rates will
be lower than current spot rates) tend to predict more
depreciation than actually occurs. This market inefficiency
creates investment opportunities.

Exchange Rates

Every foreign exchange transaction involves two currencies: the base currency and the term currency. One unit of the base currency is bought or sold for a variable amount of the term currency.

Currencies are quoted as “Currency A is worth X units of Currency B.” The convention is to put Currency A first in the currency pair, such that “EUR-USD”
is read as “the value of one Euro in units of US Dollars.” Another way of describing this the amount of US Dollars that can be exchanged for one Euro.

TWO EXAMPLES

Exchange rates fluctuate based on the flow of money towards one currency away from another. These fluctuations cause one currency to appreciate relative to another.

Some factors that influence currency rates are economic developments, budget deficits, geopolitical concerns, capital flows or a relative change between countries’
interest rate policies.

Accessing Currencies
with Structured Investments

Implementing Currency Views with
Principal Protection at Maturity

For investors looking to implement a strategic or tactical currency view,
Morgan Stanley offers Capital Protected Notes (“CPN”) that provide exposure to individual or multiple currencies, with the benefit of full principal protection at maturity. For example, Morgan Stanley can design a CPN that offers exposure to the performance of a basket of emerging market currencies for investors who are bullish on emerging market currencies relative to the US dollar.

SAMPLE STRUCUTRE

Capital Protected Note Based on a Basket of
Global Emerging-Market Currencies

Client Objective: Access, Protection, Total Return

This sample CPN offers investors the opportunity to express a bullish view on emerging market currencies with 100% principal protection at maturity.
Even if the basket depreciates, the investor will receive at least par at maturity.
For example, if the basket were to depreciate 5% at maturity, the investment would return the full principal amount, but no additional return (0%).

In addition to full principal protection at maturity, this CPN offers enhanced return potential. This CPN provides leveraged (200%) exposure to any basket appreciation: if the basket of currencies were to appreciate 10% at maturity, the investor would receive a 20% return.

The Carry Trade

Using Currencies to Generate Yield

In a world where interest rates vary across countries and exchange rates float (are determined by the market), opportunities to exploit market inefficiencies can arise. The carry trade is a strategy frequently used by investors seeking to profit from interest rate differentials and currency market inefficiencies.

The most common carry strategy is when an investor borrows a currency with a low yield to fund the purchase of a currency with a high yield, taking advantage of the difference in local interest rates between countries. The borrowed currency is referred to as the “funding” currency and the purchased currency as the “target” currency.

CURRENT INTEREST RATES FOR THE G10 CURRENCIES	SAMPLE: SIMPLE CARRY TRADE

Exchange Rate Risk

Exchange rate risk is the primary risk associated with the carry trade. If the currency purchased (target currency) decreases in value relative to the currency sold (funding currency), this movement would increase the borrowing cost of the strategy. A depreciation of the target currency (or appreciation of the funding currency) would also diminish the returns generated by the higher interest rate once the position is converted back into the funding currency. This exchange rate movement would hurt profitability and could potentially result in a loss.

The Carry Trade

How Has the Carry Trade Generated Profits?

Currency investments generate returns from two sources:

•  Spot Rate Fluctuations

•  Interest Rate Differentials

According to the principle of Interest Rate Parity, high-yield currencies should depreciate and low-yield currencies should appreciate over time until they reach equilibrium with the currencies’ interest rate differential. However, this relationship between interest rates and currency movements has not always held true. Reasons for this may include unique local economic conditions, which can influence local interest rates.

Historical Performance of a Sample Carry Trade

The graphs below illustrate the cumulative returns from a carry trade based on rolling one-month forward contracts on the Japanese yen and New Zealand dollar. This involves purchasing a one-month forward contract at the beginning of each month, and closing out the position at the end of the month by selling at the then-current spot price.

A one-month forward contract provides a price in Japanse Yen (the funding currency) at which a New Zealand dollar (the target currency) can be purchased today for delivery at the end of the month.

•	If the actual NZD/JPY spot price a month later is greater than that of the forward contract, the trade would generate a positive yield (see Example 1).

•	If the forward contract had accurately priced the future NZD/JPY spot price, there would be a 0% return generated that month.

•	Alternatively, if the NZD/JPY spot price at the end of the month is less than that of the forward contract, the trade would generate a negative yield (see Example 2).

EXAMPLE 1 CUMULATIVE RETURNS: JANARY 2002–JANUARY 2007	EXAMPLE 2 CUMULATIVE RETURNS: JANUARY 1998–JANUARY 1999

This graph illustrates a period in which the NZD/JPY carry trade had positive performance. While the yen depreciated and the interest rate differential persisted, rolling monthly forward contracts was profitable.

This graph illustrates a period where the NZD/JPY carry trade had negative performance. Rapid appreciation of the Japanese yen against the New Zealand dollar resulted in losses for this trade. This is an example of the exchange rate risk associated with carry trades.

Source: Bloomberg
Source: Bloomberg

Accessing Carry
with Structured Investments

Implementing a Currency Yield Enhancement Strategy
with Principal Protection at Maturity

Morgan Stanley Structured Investments can provide access to carry strategies using a Capital Protected Note (“CPN”) designed to pay a monthly coupon based on the performance of a carry strategy.

Capital Protected Notes are Protect Principal strategies that offer potential growth opportunities while protecting the entire principal at maturity.

SAMPLE STRUCUTRE

Capital Protected
Currency Income Notes

Client Objective: Access, Protection, Yield

This sample Carry Trade CPN offers investors the opportunity to generate variable monthly coupons from a carry strategy with 100% principal protection at maturity. Each month, a basket of forward contracts is constructed based on the prevailing interest rates associated with each currency’s economy and that of the US dollar. If the spot exchange rate between the currencies in each forward contract were to remain constant, the strategy would capture the difference between the interest rate in the economy of the basket currency and the interest rate in the US.

A percentage of any yield generated each month from the carry trade strategy is delivered to the investor in the form of a variable monthly coupon. The remaining yield provides a cushion against months when no yield is generated or exchange rates move such that a loss results. At maturity, any remaining yield that has not been paid out is returned to investor in addition to the full principal amount. The primary risk is that the carry strategy does not generate any yield over the term of the investment, and the notes will redeem for only par at maturity.

For more information on currency-linked Structured Investment, contact your Financial Advisor.

Currency Risk Considerations

Your investment will be subject to currency exchange risk.
Fluctuations in the exchange rates of one currency versus another will affect the value of your investment. The spot exchange rates between one currency and another are the result of the supply of, and the demand for, those currencies. Changes in the exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the economy of the relevant currency, including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are existing and expected rates of inflation, existing and expected interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the relevant economy. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries.

Intervention in the currency markets by the countries issuing the currencies relevant to your investment could materially and adversely affect the value of your investment.
Specific currencies’ exchange rates are volatile and are affected by numerous factors specific to each foreign country. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing a currency-linked investment is that its liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, by fluctuations in response to other market forces and by the movement of currencies across borders.

Even though currencies trade around-the-clock, your investment will not.
The Interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for your investment, if any trading market develops, will not conform to the hours during which the relevant currencies are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of your investment. There is no systematic reporting of last-sale information for foreign currencies. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Suspensions or disruptions of market trading in currencies may adversely affect the value of your investment.
The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect currency exchange rates and, therefore, the value of your investment.

Convergence of currency interest rates will negatively affect carry trade performance.
Interest rate carry trades seek to exploit differentials between interest rates in different countries. Any decrease in the differential between the interest rate of one country versus another will decrease the performance of a carry trade with respect to such countries.

Interest rate policy may have a negative effect on carry trade performance.
Prevailing short term interest rates are significantly influenced by government action, through the levels of official cash rates, as an instrument of monetary policy. As governments wish to encourage economic activity, they may reduce the official cash rate in order to lower the cost of money and increase the money supply. Conversely, as governments wish to reduce economic activity, particularly for the purpose of stemming inflationary pressures, they may increase the official cash rate in order to raise the cost of money and decrease the money supply.

Interest rates may converge as governments independently adopt policy positions which reduce or increase official cash rates either in tandem or which move a high interest rate lower and a low interest rate higher. It is not possible to predict governmental action which could cause interest rates to converge and therefore decrease the carry trade performance for a particular set of currencies.

Fluctuations in spot exchange rates could negatively impact performance of a carry trade.
Fluctuations in the spot exchange rate for a currency could reduce any positive monthly performance created by an interest rate differential and could result in negative carry trade performance with respect to a particular set of currencies.

Selected Structured Investment
Risk Considerations

An investment in Structured Investments involves risks.
These risks can include, but are not limited to:
•  Fluctuations in the price, level or yield of underlying instruments, interest rates, currency values and credit quality
•  Substantial loss of principal
•  Limits on participation in potential appreciation of the underlying instrument
•  Limited liquidity
•  Issuer credit risk
•  Conflicts of interest

Payments at Maturity on Structured Investments are Subject to the Credit Risk of Morgan Stanley.

No Rights in the Underlying Asset. Holders of Structured Investments will have no rights associated with or interests in the underlying asset.

Structured Investments May Not Pay Interest or Guarantee Return of Principal.
The terms of Structured Investments may differ from those of ordinary debt securities in that Structured Investments may not pay interest or guarantee payment of the principal amount at maturity.

The Return on Your Investment May Be Less Than That of an Ordinary Debt Security.
The return on your investment (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security, even if the Structured Investment is principal protected. The return of only the principal amount may not compensate you for the effects of inflation and other factors relating to the value of money over time.

Principal Protection is Only Available at Maturity. If the note is sold prior to maturity, the investor may receive a price less than the purchase price or maturity value.

Investing in Structured Investments is not equivalent to investing directly in the underlying instruments.

Clients should carefully read the detailed explanation of risks, together with other information in the relevant offering materials, including but not limited to information concerning the tax treatment of the investment, before investing in any Morgan Stanley Structured Investments.

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

This material was prepared by sales, trading or other non-research personnel of Morgan Stanley & Co. Incorporated (together with its affiliates, hereinafter “Morgan Stanley”). This material was not produced by a Morgan Stanley research analyst. Unless otherwise indicated, these views are the author’s and may differ from those of the Morgan Stanley fixed income or equity research department or others in the firm.

An investment in Morgan Stanley Structured Investments may not be suitable for all investors. These investments involve risks. The appropriateness of a particular investment or strategy will depend on an investor’s individual circumstances and objectives. This material does not provide individually tailored investment advice or offer tax, regulatory, accounting or legal advice. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

HYPOTHETICAL PERFORMANCE RESULTS HAVE INHERENT LIMITATIONS. THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN HYPOTHETICAL AND ACTUAL PERFORMANCE RESULTS SUBSEQUENTLY ACHIEVED BY ANY PARTICULAR TRADING STRATEGY. HYPOTHETICAL PERFORMANCE RESULTS DO NOT REPRESENT ACTUAL TRADING AND ARE GENERALLY DESIGNED WITH THE BENEFIT OF HINDSIGHT. THEY CANNOT ACCOUNT FOR ALL FACTORS ASSOCIATED WITH RISK, INCLUDING THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING OR THE ABILITY TO WITHSTAND LOSSES OR TO ADHERE TO A PARTICULAR TRADING STRATEGY IN THE FACE OF TRADING LOSSES. THERE ARE NUMEROUS OTHER FACTORS RELATED TO THE MARKETS IN GENERAL OR TO THE IMPLEMENTATION OF ANY SPECIFIC TRADING STRATEGY THAT CANNOT BE FULLY ACCOUNTED FOR IN THE PREPARATION OF HYPOTHETICAL PERFORMANCE RESULTS AND ALL OF WHICH CAN ADVERSELY AFFECT ACTUAL TRADING RESULTS.

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